                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 7)

                              --------------------

                               PRIME RETAIL, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                    741570105
                                 (CUSIP Number)

                               Michael W. Reschke
                              77 West Wacker Drive
                                   Suite 4200
                                Chicago, IL 60601
                                 (312) 917-1500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:

                              Michael E. Kernan, Esq.
                                McGuireWoods, LLP
                        77 West Wacker Drive, Suite 4400
                                Chicago, IL 60601
                                 (312) 849-8100

                                  May 17, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 741570105               SCHEDULE 13D               Page 2 of 10 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael W. Reschke
-------------------------------------------------------------------------------
(2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP,
      (a)
      (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   / /
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES        7.     SOLE VOTING POWER - 3,104,847
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH
-------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 2,582,972
-------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 3,104,847
-------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 2,582,972
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Individually beneficially owns (i) 199,548 shares of Common Stock, $0.01 par value per share, of the Issuer ("Common Stock"); (ii) 9,552 shares of Series B Preferred Stock, $0.01 par value per share, of the Issuer ("Preferred Stock"), which are immediately convertible into 11,424 shares of Common Stock; (iii) 2,568,876 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, at any time or, at the Issuer's election, cash of equivalent value; and (iv) certain options to purchase 324,999 shares of Common Stock, which options have already vested or will vest within 60 days. May be deemed to share beneficial ownership of: (i) 22,241 Common Units directly owned by PGLP, Inc., an Illinois corporation ("PGLPI");(ii) 251,300 shares of Common Stock directly owned by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); (iii) 750,000 Common Units directly owned by The Prime Group, Inc., an Illinois corporation ("PGI"); (iv) 961,085 Common Units directly owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); and
(v) 598,346 Common Units directly owned by Prime Group V, L.P., an

Illinois limited partnership ("PG-V"), by virtue of his position as managing general partner of PGLP and his ability to control PGLPI, PGI, PG-II and PG-V. PGLPI is the managing general partner of PG-II and PG-V.
-------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES           / /
-------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Individually beneficially owns 199,548 shares of Common Stock, 9,552 shares of Preferred Stock, 2,568,876 Common Units and certain options to purchase 324,999 shares of Common Stock which, assuming conversion of the Preferred Stock, exchange of the Common Units and exercise of all vested options, constitute approximately 6.7% of the outstanding shares of Common Stock. May be deemed to share beneficial ownership of approximately: (i) 22,241 Common Units owned directly by PGLPI which, assuming exchange of the Common Units, constitute approximately 0.05% of the outstanding shares of Common Stock; (ii) 251,300 shares of Common Stock directly owned by PGLP which constitute approximately 0.6% of the outstanding shares of Common Stock; (iii) 750,000 Common Units owned directly by PGI which, assuming exchange of the Common Units, constitute approximately 1.7% of the outstanding shares of Common Stock; (iv) 961,085 Common Units directly owned by PG-II which, assuming exchange of the Common Units, constitute approximately 2.2% of the outstanding shares of Common Stock; and (v) 598,346 Common Units directly owned by PG-V which, assuming exchange of the Common Units, constitute approximately 1.4% of the outstanding shares of Common Stock, by virtue of his position as managing general partner of PGLP and his ability to control PGLPI, PGI, PG-II and PG-V.
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 741570105               SCHEDULE 13D               Page 3 of 10 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       PGLP, Inc.
-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b) |X|
-------------------------------------------------------------------------------
3.     SEC USE ONLY
-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       00
-------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois, United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 22,241
-------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 1,559,431
-------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 22,241
-------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 1,559,431
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficially owns 22,241 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, $.01 par value per share, of the Issuer ("Common Stock") at any time, or at the Issuer's election, cash of equivalent value. May be deemed to share beneficial ownership of: (i) 961,085 Common Units, owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); and (ii) 598,346 Common Units owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V"), by virtue of its position as managing general partner of each of PG-II and PG-V.
-------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
-------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Beneficially owns 22,241 Common Units which, assuming exchange of the Common Units, constitute approximately 0.05% of the outstanding shares of Common Stock. May be deemed to share beneficial ownership of: (i) 961,085 Common Units owned by PG-II which, assuming exchange of the Common Units, constitute approximately 2.2% of the outstanding shares of Common Stock; and (ii) 598,346 Common Units owned by PG-V which, assuming exchange of the Common Units, constitute approximately 1.4% of the outstanding shares of Common Stock, by virtue of its position as managing general partner of each of PG-II and PG-V.
-------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON - CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 741570105               SCHEDULE 13D               Page 4 of 10 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Finance, Inc.
-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

            Not Applicable
-------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

            Illinois, United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 0
-------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
-------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None.
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
-------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

None.
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 741570105               SCHEDULE 13D               Page 5 of 10 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Prime Group Limited Partnership
-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b)  |X|
-------------------------------------------------------------------------------
3.     SEC USE ONLY
-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       00
-------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois, United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 251,300
-------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
-------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 251,300
-------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Beneficially owns 251,300 shares of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock").
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Beneficially owns 251,300 shares of Common Stock which constitute approximately 0.6% of the outstanding shares of Common Stock.
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 741570105               SCHEDULE 13D               Page 6 of 10 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Prime Financing Limited Partnership
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      Not applicable
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 0
-------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
-------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None.
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
-------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

None.
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 741570105               SCHEDULE 13D               Page 7 of 10 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      The Prime Group, Inc.
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 750,000
-------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
-------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 750,000
-------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficially owns 750,000 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share ("Common Stock"), at any time or, at the Issuer's election, cash of equivalent value.
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Beneficially owns 750,000 Common Units which assuming exchange of the Common Units, constitute approximately 1.7% of the outstanding shares of Common Stock.
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 741570105               SCHEDULE 13D               Page 8 of 10 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Prime Group II, L.P.
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 961,085
-------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
-------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 961,085
-------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficially owns 961,085 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share ("Common Stock"), at any time or, at the Issuer's election, cash of equivalent value.
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Beneficially owns 961,085 Common Units which, assuming exchange of the Common Units, constitute approximately 2.2% of the outstanding shares of Common Stock.
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 741570105               SCHEDULE 13D               Page 9 of 10 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prime Group V, L.P.
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 598,346
-------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
-------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 598,346
-------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Beneficially owns 598,346 Common Units of Prime Retail, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share ("Common Stock"), at any time or, at the Issuer's election, cash of equivalent value.
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Beneficially owns 598,346 Common Units which, assuming exchange of the Common Units, constitute approximately 1.4% of the outstanding shares of Common Stock.
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 741570105               SCHEDULE 13D              Page 10 of 10 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Prime Group VI, L.P.
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b) |X|
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      Not applicable
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        / /
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois, United States of America
-------------------------------------------------------------------------------
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH     7.     SOLE VOTING POWER - 0
-------------------------------------------------------------------------------
                              8.     SHARED VOTING POWER - 0
-------------------------------------------------------------------------------
                              9.     SOLE DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
                              10.    SHARED DISPOSITIVE POWER - 0
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None.
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

None.
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON - PN
-------------------------------------------------------------------------------

Item 1. Security and Issuer.

          This Amendment No. 7 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Prime Retail, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202.

          This Amendment No. 7 to Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"); PGLP, Inc., an Illinois corporation ("PGLPI"); Prime Finance, Inc., an Illinois corporation ("Prime Finance"); Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP"); The Prime Group, Inc., an Illinois corporation ("PGI"); Prime Group II, L.P., an Illinois limited partnership ("PG-II"); Prime Group V, L.P., an Illinois limited partnership ("PG-V"); and Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"). This Amendment No. 7 to Schedule 13D should be read in conjunction with the Report on Schedule 13D of Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, Prime Group III, L.P., an Illinois limited partnership, Prime Group IV, L.P., an Illinois limited partnership and PG-V originally filed on June 25, 1998, as amended by Amendment No. 1 to Schedule 13D filed on March 4, 1999, as amended by Amendment No. 2 to
Schedule 13D filed on January 28, 2000, as amended by Amendment No. 3 to
Schedule 13D filed on November 8, 2000, as amended by Amendment No. 4 to
Schedule 13D filed on May 29, 2001, as amended by Amendment No. 5 to Schedule 13D filed on August 20, 2001 and as amended by Amendment No. 6 to Schedule 13D filed on August 29, 2001 (collectively, the "Schedule 13D").

Item 2. Identity and Background.

          (a) and (f). This Amendment No. 7 to Schedule 13D is filed by each of Reschke; PGLPI; Prime Finance; PGLP; PFLP; PGI; PG-II; PG-V; and PG-VI.

          Reschke (i) is the managing general partner of PGLP; (ii) owns an approximate 51.24% equity interest in PGLPI, which is the managing general partner of PG-II, PG-V and PG-VI;(iii) owns an approximate 51.24% equity interest in Prime International, Inc., an Illinois corporation ("Prime International"), which owns all of the issued and outstanding stock of Prime Finance, which is the managing general partner of PFLP; and (iv) owns an approximate 51.24% equity interest in PGI.

          (b)(i) The business address of each of Reschke, PGLPI, Prime Finance, PGLP, PGI, PFLP, PG-II, PG-V and PG-VI is:

                  c/o The Prime Group, Inc.
                  77 West Wacker Drive
                  Suite 4200
                  Chicago, Illinois 60601

          (ii) The business address of each person listed in paragraph (c)(iii) of this Item 2, unless otherwise stated, is:

                  c/o The Prime Group, Inc.
                  77 West Wacker Drive
                  Suite 4200
                  Chicago, Illinois 60601

          (c)(i) Reschke is Chairman, President and Chief Executive Officer of PGI, the President and a member of the Board of Directors of PGLPI and Prime Finance and a member of the Board of Trustees of Prime Group Realty Trust, a publicly traded real estate investment trust ("PGRT"). Reschke is also a member of the Board of Directors of the Company, a publicly traded corporation that qualifies for treatment as a real estate investment trust engaged in the ownership, development and management of factory outlet centers. The principal business of PGRT is the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties.

          (ii) The principal business of each of PGLPI, Prime Finance, PGLP, PFLP, PGI, PG-II, PG-V and PG-VI is the ownership, development and management of, and investment in, directly or indirectly, real estate.

          (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke) (see paragraph (c)(i) of this Item 2) of PGLPI, PGI and Prime Finance:


Name                           Present Principal Occupation or Employment
----                           ------------------------------------------
Gary J. Skoien ..............  Vice President of PGLPI and Prime Finance;
                               Executive Vice President and Chief Operating
                               Officer of PGI; President, Chief Executive
                               Officer and Chairman of the Board of Horizon
                               Group Properties, Inc.

Warren H. John (A)(B)........  Vice President and Assistant Secretary of PGLPI;
                               Vice President of PGI

Mark K. Cynkar...............  Senior Vice President and Chief Financial Officer
                               of PGI; Vice President of PGLPI and Prime Finance

Bohdan P. Hirniak............  Vice President/Land Development Division of PGI

Edward J. John (B)...........  Vice Chairman of PGI; Orthodontist
1420 N. Arlington Heights Rd.
Arlington Heights, IL  60004

Joseph R. Thompson...........  Vice President of PGI

Phillip E. Waters............  Vice President of PGI

Paul A. Roehri...............  Vice President of PGLPI; Vice President/Director
                               of Accounting of PGI

--------------
(A) Director of PGLPI
(B) Director of PGI

            All of the executive officers and directors of PGLPI, PGI and Prime Finance are citizens of the United States of America.

            (d) and (e) During the last five years, none of Reschke nor any of the executive officers of PGLPI, PGI or Prime Finance (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          Item 3 is supplemented in the following manner:

          Effective as of May 17, 2002, PFLP, PG-II, PGLP, PGI, Prime Finance, PGLPI, Reschke, Edward J. John ("EJJ"), Glenn D. Reschke ("GDR"), Warren H. John ("WHJ") and Robert J. Rudnik ("RJR") entered into an Assignment Agreement in Liquidation of PFLP (the "PFLP Liquidation Agreement"), a copy of which is attached hereto as Exhibit XXI. Under the PFLP Liquidation Agreement, in connection with the liquidation and dissolution of PFLP, PFLP transferred and assigned the Common Units of Prime Retail, L.P., a Delaware limited partnership (the "Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock (or at the Company's election, cash of equivalent value). Specifically, 1,730,843 Common Units were transferred and assigned to PG-II, 3,076,157 Common Units were distributed to PGLP and 750,000 Common Units were transferred and assigned to PGI.

          PG-II subsequently transferred and assigned the 1,730,843 Common Units received from PFLP in the manner described in the PFLP Liquidation Agreement to the following persons in such amounts as are listed below.


         NUMBER OF COMMON UNITS                ASSIGNEE
         ----------------------                --------
         876,218                               Reschke
         454,719                               EJJ
         155,726                               RJR
         134,962                               WHJ
          88,245                               GDR
          20,973                               PGLPI

          PGLP subsequently transferred and assigned the 3,076,157 Common Units received from PFLP in the manner described in the PFLP Liquidation Agreement to the following persons in such amounts as are listed below.

         NUMBER OF COMMON UNITS                ASSIGNEE
         ----------------------                --------
         1,576,368                             Reschke
           818,067                             EJJ
           280,161                             RJR
           242,804                             WHJ
           158,757                             GDR

          Effective as of May 17, 2002, PG-VI, PG-II, PGI, Prime International, PGLPI, Reschke, EJJ, GDR, WHJ and RJR entered into an Assignment Agreement of PRLP Common Units by PG-VI (the "PG-VI Assignment Agreement"), a copy of which is attached hereto as Exhibit XXII. Under the PG-VI Assignment Agreement, PG-VI transferred and assigned 104,632 Common Units to PG-II.

          PG-II subsequently transferred and assigned the 104,632 Common Units received from PG-VI in the manner described in the PG-VI Assignment Agreement to the following persons in such amounts as are listed below.

         NUMBER OF COMMON UNITS                ASSIGNEE
         ----------------------                --------
         52,969                                Reschke
         27,488                                EJJ
          9,414                                RJR
          8,159                                WHJ
          5,334                                GDR
          1,268                                PGLPI

          Effective as of May 17, 2002, PG-V, PGLP, PGLPI, Reschke, EJJ, GDR, WHJ and RJR entered into an Assignment Agreement of PRLP Common Units by PG-V (the "PG-V Assignment Agreement"), a copy of which is attached hereto as Exhibit XXIII. Under the PG-V Assignment Agreement, PG-V transferred and assigned 123,566 Common Units to PGLP.

          PGLP subsequently transferred and assigned the 123,566 Common Units received from PG-V in the manner described in the PG-V Assignment Agreement to the following persons in such amounts as are listed below.

         NUMBER OF COMMON UNITS                ASSIGNEE
         ----------------------                --------
         63,321                                Reschke
         32,861                                EJJ
         11,254                                RJR
          9,753                                WHJ
          6,377                                GDR

          The stock certificates issued to the respective assignees for each of the transactions described in this Item 3 were distributed by the Company's transfer agent on or about September 20, 2002.

Item 4.  Purpose of Transaction.

Item 4 is supplemented in the following manner:

          PG-II, PGLP and PGI received the above-referenced 1,730,843, 3,076,157 and 750,000 Common Units, respectively, in connection with the PFLP Liquidation Agreement. PG-II and PGLP transferred and assigned their respective Common Units to the assignees referenced above. Reschke and PGLPI are included among such assignees and hold such Common Units for investment purposes. PGI holds its Common Units for investment purposes.

          PG-II received the above-referenced 104,632 Common Units in connection with the PG-VI Assignment Agreement. PG-II transferred and assigned its Common Units to the assignees referenced above. Reschke and PGLPI are included among such assignees and hold such Common Units for investment purposes.

          PGLP received the above-referenced 123,566 Common Units in connection with the PG-V Assignment Agreement. PGLP transferred its Common Units to the assignees referenced above. Reschke is included among such assignees and holds such Common Units for investment purposes.

          Other than as discussed above, none of Reschke, PGLPI, Prime Finance, PGLP, PFLP, PGI, PG-II, PG-V or PG-VI has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs
(a) through (j) of the instructions for this Item 4.

Item 5. Interest in Securities of the Issuer.

          (a) Reschke beneficially owns 199,548 shares of Common Stock, 9,552 shares of Preferred Stock, which are immediately convertible into 11,424 shares of Common Stock, 2,568,876 Common Units and certain options to purchase 324,999 shares of Common Stock which, assuming conversion of the Preferred Stock, exchange of the Common Units and exercise of all vested options, constitute approximately 6.7% of the total outstanding shares of Common Stock. PGLP beneficially owns 251,300 shares of Common Stock which constitute approximately 0.6% of the outstanding shares of Common Stock. PGLPI beneficially owns 22,241 Common Units which, assuming the exchange of the Common Units, constitute approximately 0.05% of the outstanding shares of Common Stock. PGI beneficially owns 750,000 Common Units which, assuming exchange of the Common Units, constitute approximately 1.7% of the outstanding shares of Common Stock. PG-II beneficially owns 961,085 Common Units which, assuming exchange of the Common Units, constitute approximately 2.2% of the outstanding shares of Common Stock. PG-V beneficially owns 598,346 Common Units which, assuming exchange of the Common Units, constitute approximately 1.4% of the outstanding shares of Common Stock.

          By virtue of his position as managing general partner of PGLP and his ability to control PGLPI, PGI, PG-II and PG-V, Reschke may be deemed to share beneficial ownership of the 251,300 shares of Common Stock directly owned by PGLP and the 22,241, 750,000, 961,085 and 598,346 Common Units owned by PGLPI, PGI, PG-II and PG-V, respectively. PGLPI may be deemed to share beneficial ownership of the 961,085 and 598,346 Common Units directly owned by PG-II and PG-V, respectively, because PGLPI is the managing general partner of PG-II and PG-V.

          (b) Reschke has the sole power to direct the vote and disposition of 199,548 shares of Common Stock and 9,552 shares of Preferred Stock, which are immediately convertible into 11,424 shares of Common Stock, directly owned by Reschke. Reschke has the sole power to direct the vote of the 2,568,876 Common Units directly owned by Reschke. PGLP has the sole power to direct the vote and disposition of the 251,300 shares of Common Stock directly owned by PGLP. PGLPI has the sole power to direct the vote of the 22,241 Common Units directly owned by PGLPI. PGI has the sole power to direct the vote of the 750,000 Common Units directly owned by PGI. Each of PG-II and PG-V has the sole power to direct the vote and disposition of the 961,085 and 598,346 Common Units directly owned by PG-II and PG-V, respectively.

          By virtue of his position as managing general partner of PGLP and his ability to control PGLPI, PGI, PG-II and PG-V, Reschke may be deemed to share the power to direct the vote and disposition of the 251,300 shares of Common Stock directly owned by PGLP and the 22,241, 750,000, 961,085 and 598,346 Common Units directly owned by PGLPI, PGI, PG-II and PG-V, respectively. PGLPI may be deemed to share the power to direct the vote and disposition of the 961,085 and 598,346 Common Units directly owned by PG-II and PG-V respectively, because PGLPI is the managing general partner of PG-II and PG-V.

          (c) Except for the transfers discussed above in Item 4, none of Reschke, PGLP, PGLPI, PGI, PG-II or PG-V nor, to the best of their knowledge, any of the executive officers or directors of PGI or PGLPI, has effected any transaction in securities of the Company during the past 60 days.

          (d) Other than the following, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by Reschke, PGLP, PGLPI, PGI, PG-II or PG-V, except for Reschke, PGLP, PGLPI, PGI, PG-II or PG-V:

                  (1) Kemper Investors Life Insurance Company ("Kemper"), pursuant to a Pledge and Security Agreement [Lake Travis], dated as of March 22, 1994, by and between PG-II and Kemper (the "Original Kemper Pledge Agreement"), as amended from time to time and as amended and restated pursuant to the Amended and Restated Pledge and Security Agreement [Lake Travis] dated as of April 30, 2001, by and among PG-II, PGI and Kemper (as amended, the "Kemper Pledge Agreement");

                  (2) Lumbermens Mutual Casualty Company ("LMCC"), pursuant to a Pledge and Security Agreement [150 N. Riverside] dated as of March 22, 1994 made by KILICO Realty Corporation and Kemper to LMCC, as amended by the First Amendment to Pledge and Security Agreement [150 N. Riverside] effective as of September 1, 1995 by and between PG-V and LMCC (the "First Amendment to LMCC Pledge Agreement") (as amended, the "LMCC Pledge Agreement");

         (e) As a result of the transactions discussed in Items 3 and 4, neither Prime Finance, PFLP nor PG-VI is deemed to be beneficial owner of more than 5% of the Common Stock of the Company. Exhibit XXVI, Amendment No. 1 to Joint Filing Statement, has been amended to reflect that Prime Finance, PFLP and PG-VI are no longer members of the filing group.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is supplemented in the following manner:

         Pursuant to the Kemper Pledge Agreement, PG-II and PGI pledged, among other collateral, 961,085 Common Units to secure certain obligations of PG-II and PGI under the Limited Recourse Guaranty [Lake Travis] made as of March 22, 1994 in favor of Kemper (the "Original Kemper Guaranty"), as amended from time to time and as amended and restated pursuant to the Amended and Restated Limited Recourse Guaranty [Lake Travis] dated as of April 30, 2001, by and among PG-II, PGI and Kemper (as amended, the "Kemper Guaranty"), issued by PG-II and PGI with respect to credit support issued by Kemper for the benefit of an affiliate of PG-II and PGI.

         Pursuant to the LMCC Pledge Agreement, PG-V has currently pledged to LMCC 598,346 Common Units as security for the obligations of PG-V to LMCC under the Limited Recourse Guaranty [150 N. Riverside] made March 22, 1994 by KILICO Realty Corporation and Kemper in favor of LMCC (the "Original LMCC Guaranty"), as amended by the First Amendment to Limited Recourse Guaranty [150 N. Riverside] effective as of September 1, 1995 by and between PG-V and LMCC (the "First Amendment to LMCC Guaranty") (as amended, the "LMCC Guaranty"), to secure the repayment of a loan note by LMCC to an affiliate of PG-V.

         The Original Kemper Pledge Agreement, the amendments thereto, the Amended and Restated Pledge and Security Agreement, the Original Kemper Guaranty, the First Amendment to Kemper Guaranty, the Amended and Restated Limited Recourse Guaranty, the LMCC Pledge Agreement, the First Amendment to LMCC Pledge Agreement, the Original LMCC Guaranty, and the First Amendment to LMCC Guaranty, are attached hereto as exhibits and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.


         Exhibit I Pledge and Security Agreement [Lake Travis] dated as of March 22, 1994 by and between PG-II and Kemper*

         Exhibit II            First Amendment to Pledge and Security Agreement
                               [Lake Travis] dated as of August 31, 1994 by and between PG-II and Kemper*

         Exhibit III           Second Amendment to Pledge and Security Agreement
                               [Lake Travis] dated as of June 12, 1995 by and between PG-II and Kemper*

         Exhibit IV            Third Amendment to Pledge and Security Agreement
                               [Lake Travis] dated as of February 19, 1997 by and between PG-II and Kemper*

         Exhibit V             Fourth Amendment to Pledge and Security Agreement
                               [Lake Travis] dated as of April 9, 1997 by and between PG-II and Kemper*

         Exhibit VI            Fifth Amendment to Pledge and Security Agreement
                               [Lake Travis] dated as of April 7, 1998 by and between PG-II and Kemper*

         Exhibit VII           Seventh Amendment to Pledge and Security
                               Agreement [Lake Travis] dated as of September 30,
                               1998 by and between PG-II and Kemper*

         Exhibit VIII          Eleventh Amendment to Pledge and Security
                               Agreement [Lake Travis] dated as of December 20,
                               1999 by and between PG-II and Kemper*

         Exhibit IX            Limited Recourse Guaranty [Lake Travis] made by
                               PG-II as of March 22, 1994 in favor of Kemper*

         Exhibit X First Amendment to Limited Recourse Guaranty dated as of August 31, 1994 by and between PG-II and Kemper*

         Exhibit XI Pledge and Security Agreement [150 N. Riverside] dated as of March 22, 1994 made by KILICO Realty
                               Corporation and Kemper to LMCC*

         Exhibit XII           First Amendment to Pledge and Security Agreement
                               [150 N. Riverside] effective as of September 1,
                               1995 by and between PG-V and LMCC*

         Exhibit XIII Limited Recourse Guaranty [150 N. Riverside] made as of March 22, 1994 by KILICO Realty Corporation and Kemper in favor of LMCC*

         Exhibit XIV           First Amendment to Limited Recourse Guaranty [150
                               N. Riverside] effective September 1, 1995 by and between PG-V and LMCC*

         Exhibit XV            Letter Proposal of The Prime Group, Inc., to
                               Company, dated as of September 20, 2000*


         Exhibit XVI           Letter Proposal of The Prime Group, Inc., to
                               Company, dated as of October 27, 2000*

         Exhibit XVII          Agreement to Form Joint Venture to Acquire
                               Preferred & Common Equity Securities, dated as of
                               November 2, 2000*

         Exhibit XVIII         Joint Filing Statement, dated as of November 7,
                               2000 by and among Reschke, PGLPI, The Prime
                               Group, Inc., Prime Finance, PGLP, PFLP, PG-II,
                               PG-V and PG-VI*

         Exhibit XIX           Letter, dated as of May 16, 2001, terminating
                               Agreement to Form Joint Venture*

         Exhibit XX Letter Proposal of Reschke to Company, dated as of August 7, 2001*

         Exhibit XXI           Agreement Regarding Assignments of PRLP Common
                               Units in Liquidation of PFLP dated as of May 17, 2002, by and among PFLP, PG-II, PGLP, PGI, Prime
                               Finance, PGLPI, Reschke, EJJ, GDR, WHJ and RJR

         Exhibit XXII          Agreement Regarding Assignments of PRLP Common
                               Units and by PG-VI dated as of May 17, 2002, by and among PG-VI, PG-II, PGI, Prime International,
                               PGLPI, Reschke, EJJ, GDR, WHJ and RJR

         Exhibit XXIII         Agreement Regarding Assignments of PRLP Common
                               Units by PG-V dated as of May 17, 2002, by and among PG-V, PGLP, PGLPI, Reschke, EJJ, GDR, WHJ and RJR

         Exhibit XXIV          Amended and Restated Pledge and Security
                               Agreement [Lake Travis] dated as of April 30,
                               2001 by and among PG-II, PGI and Kemper

         Exhibit XXV           Amended and Restated Limited Recourse Guaranty
                               [Lake Travis] made by PG-II and PGI as of April
                               30, 2001 in favor of Kemper

         Exhibit XXVI Amendment 1 to Joint Filing Statement, dated as of September 30, 2002 by and among Reschke, PGLPI, PGI, Prime Finance, PGLP, PFLP, PG-II,
                               PG-V and PG-VI

         -----------
         *Previously filed

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.




                                           /s/ Michael W. Reschke
                                           ------------------------------------
                                           Michael W. Reschke
                                           Dated:  September 30, 2002

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

                                            PGLP, INC.


                                            /s/ Michael W. Reschke
                                            -------------------------------
                                            Name:   Michael W. Reschke
                                            Title:  President
                                            Dated:  September 30, 2002

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

                                            PRIME FINANCE, INC.


                                            /s/ Michael W. Reschke
                                            ----------------------------------
                                            Name:   Michael W. Reschke
                                            Title:  President
                                            Dated:  September 30, 2002

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

                                           PRIME GROUP LIMITED PARTNERSHIP


                                           /s/ Michael W. Reschke
                                           ------------------------------------
                                           Name:   Michael W. Reschke
                                           Title:  Managing General Partner
                                           Dated:  September 30, 2002

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

                                            PRIME FINANCING LIMITED PARTNERSHIP
                                            By:     Prime Finance, Inc., its
                                                    General partner


                                            By:  /s/ Michael W. Reschke
                                                 -----------------------------
                                            Name:   Michael W. Reschke
                                            Title:  President
                                            Dated:  September 30, 2002

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

                                          The Prime Group, Inc.


                                          /s/ Michael W. Reschke
                                          --------------------------------
                                          Name:   Michael W. Reschke
                                          Title:  President
                                          Dated:  September 30, 2002

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

                                           PRIME GROUP II, L.P.
                                           By: PGLP, Inc., its managing general
                                               partner


                                           By:  /s/ Michael W. Reschke
                                                -------------------------------
                                           Name:   Michael W. Reschke
                                           Title:  President
                                           Dated:  September 30, 2002

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

                                            PRIME GROUP V, L.P.
                                            By: PGLP, Inc., its managing general
                                                partner


                                            By:  /s/ Michael W. Reschke
                                                 -----------------------------
                                            Name:   Michael W. Reschke
                                            Title:  President
                                            Dated:  September 30, 2002

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

                                           PRIME GROUP VI, L.P.
                                           By: PGLP, Inc., its managing general
                                               partner


                                           By:  /s/ Michael W. Reschke
                                                ------------------------------
                                           Name:   Michael W. Reschke
                                           Title:  President
                                           Dated:  September 30, 2002

                                  EXHIBIT INDEX


Exhibit No.                  Document
-----------                  --------
Exhibit I                    Pledge and Security Agreement [Lake Travis] dated
                             as of March 22, 1994 by and between PG-II and
                             Kemper*

Exhibit II                   First Amendment to Pledge and Security Agreement
                             [Lake Travis] dated as of August 31, 1994 by and between PG-II and Kemper*

Exhibit  III                 Second Amendment to Pledge and Security Agreement
                             [Lake Travis] dated as of June 12, 1995 by and between PG-II and Kemper*

Exhibit IV                   Third Amendment to Pledge and Security Agreement
                             [Lake Travis] dated as of February 19, 1997 by and between PG-II and Kemper*

Exhibit V                    Fourth Amendment to Pledge and Security Agreement
                             [Lake Travis] dated as of April 9, 1997 by and between PG-II and Kemper*

Exhibit VI                   Fifth Amendment to Pledge and Security Agreement
                             [Lake Travis] dated as of April 7, 1998 by and between PG-II and Kemper*

Exhibit VII                  Seventh Amendment to Pledge and Security Agreement
                             [Lake Travis] dated as of September 30, 1998 by and between PG-II and Kemper*

Exhibit VIII                 Eleventh Amendment to Pledge and Security Agreement
                             [Lake Travis] dated as of December 20, 1999 by and between PG-II and Kemper*

Exhibit IX                   Limited Recourse Guaranty [Lake Travis] made by
                             PG-II as of March 22, 1994 in favor of Kemper*

Exhibit X First Amendment to Limited Recourse Guaranty dated as of August 31, 1994 by and between PG-II and Kemper*

Exhibit XI Pledge and Security Agreement [150 N. Riverside] dated as of March 22, 1994 made by KILICO Realty
                             Corporation and Kemper to LMCC*

Exhibit XII                  First Amendment to Pledge and Security Agreement
                             [150 N. Riverside] effective as of September 1,
                             1995 by and between PG-V and LMCC*

Exhibit XIII Limited Recourse Guaranty [150 N. Riverside] made as of March 22, 1994 by KILICO Realty Corporation and Kemper in favor of LMCC*

Exhibit XIV                  First Amendment to Limited Recourse
                             Guaranty [150 N. Riverside] effective September 1,
                             1995 by and between PG-V and LMCC*


Exhibit No.                  Document
-----------                  --------
Exhibit XV                   Letter Proposal of The Prime Group, Inc., to
                             Company, dated as of September 20, 2000*

Exhibit XVI                  Letter Proposal of The Prime Group, Inc., to
                             Company, dated as of October 27, 2000*

Exhibit XVII                 Agreement to Form Joint Venture to Acquire
                             Preferred & Common Equity Securities, dated as of
                             November 2, 2000*

Exhibit XVIII                Joint Filing Statement, dated as of November 7,
                             2000 by and among Reschke, PGLPI, The Prime Group,
                             Inc., Prime Finance, PGLP, PFLP, PG-II, PG-V and
                             PG-VI*

Exhibit XIX                  Letter, dated as of May 16, 2001, terminating
                             Agreement to Form Joint Venture*

Exhibit XX                   Letter Proposal of Reschke to Company, dated as of
                             August 7, 2001*

Exhibit XXI                  Agreement Regarding Assignments of PRLP Common
                             Units in Liquidation of PFLP dated as of May 17, 2002, by and among PFLP, PG-II, PGLP, PGI, Prime
                             Finance, PGLPI, Reschke, EJJ, GDR, WHJ and RJR

Exhibit XXII                 Agreement Regarding Assignments of PRLP Common
                             Units and by PG-VI dated as of May 17, 2002, by and among PG-VI, PG-II, PGI, Prime International,
                             PGLPI, Reschke, EJJ, GDR, WHJ and RJR

Exhibit XXIII                Agreement Regarding Assignments of PRLP Common
                             Units by PG-V dated as of May 17, 2002, by and among PG-V, PGLP, PGLPI, Reschke, EJJ, GDR, WHJ and
                             RJR

Exhibit XXIV                 Amended and Restated Pledge and Security Agreement
                             [Lake Travis] dated as of April 30, 2001 by and among PG-II, PGI and Kemper

Exhibit XXV                  Amended and Restated Limited Recourse Guaranty by
                             PG-II and PGI as of April 30, 2001 in favor of Kemper

Exhibit XXVI                 Amendment 1 to Joint Filing Statement, dated as of
                             September 30, 2002 by and among Reschke, PGLPI,
                             PGI, Prime Finance, PGLP, PFLP, PG-II, PG-V and
                             PG-VI

*Previously filed